                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                        Cooper & Chyan Technology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  216624 10 6
                     -------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G/A


------------------------------                                    -----------------------------
| CUSIP NO.    216624 10 6   |                                    | PAGE   2   OF   6   PAGES |
|           ---------------- |                                    |       ---      ---        |
------------------------------                                    -----------------------------
-----------------------------------------------------------------------------------------------
|                |  NAME OF REPORTING PERSON                                                  |
|                |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         |
|       1        |                                                                            |
|                |  DAVID CHYAN                                                               |
|                |  ###-##-####                                                               |
|----------------+----------------------------------------------------------------------------|
|                |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  . |
|       2        |                                                                     (b)  . |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|       3        |  SEC USE ONLY                                                              |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|       4        |  CITIZENSHIP OR PLACE OF ORGANIZATION                                      |
|                |  U.S.A.                                                                    |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|                |   5   |   SOLE VOTING POWER                                                |
|     NUMBER     |       |   -0-                                                              |
|       OF       |       |                                                                    |
|                +-------+--------------------------------------------------------------------|
|     SHARES     |   6   |   SHARED VOTING POWER                                              |
|  BENEFICIALLY  |       |   2,517,944                                                        |
|      OWNED     |       |                                                                    |
|                +-------+--------------------------------------------------------------------|
|       BY       |   7   |   SOLE DISPOSITIVE POWER                                           |
|      EACH      |       |   -0-                                                              |
|    REPORTING   +-------+--------------------------------------------------------------------|
|                |   8   |   SHARED DISPOSITIVE POWER                                         |
|     PERSON     |       |   2,517,944                                                        |
|      WITH      |       |                                                                    |
|----------------+----------------------------------------------------------------------------|
|                |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              |
|       9        |                                                                            |
|                |  2,517,944                                                                 |
|----------------+----------------------------------------------------------------------------|
|                |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    . |
|      10        |                                                                            |
|----------------+----------------------------------------------------------------------------|
|                |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                         |
|      11        |                                                                            |
|                |  19.4%                                                                     |
|----------------+----------------------------------------------------------------------------|
|                |  TYPE OF REPORTING PERSON                                                  |
|      12        |                                                                            |
|                |  IN                                                                        |
-----------------+-----------------------------------------------------------------------------

                                SCHEDULE 13G/A


------------------------------                                    -----------------------------
| CUSIP NO.    216624 10 6   |                                    | PAGE   3   OF   6   PAGES |
|           ---------------- |                                    |       ---      ---        |
------------------------------                                    -----------------------------
-----------------------------------------------------------------------------------------------
|                |  NAME OF REPORTING PERSON                                                  |
|                |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         |
|       1        |                                                                            |
|                |  JANET CHYAN                                                               |
|                |  ###-##-####                                                               |
|----------------+----------------------------------------------------------------------------|
|                |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  . |
|       2        |                                                                     (b)  . |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|       3        |  SEC USE ONLY                                                              |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|       4        |  CITIZENSHIP OR PLACE OF ORGANIZATION                                      |
|                |  U.S.A.                                                                    |
|                |                                                                            |
|----------------+----------------------------------------------------------------------------|
|                |   5   |   SOLE VOTING POWER                                                |
|     NUMBER     |       |   -0-                                                              |
|       OF       |       |                                                                    |
|                +-------+--------------------------------------------------------------------|
|     SHARES     |   6   |   SHARED VOTING POWER                                              |
|  BENEFICIALLY  |       |   2,517,944                                                        |
|      OWNED     |       |                                                                    |
|                +-------+--------------------------------------------------------------------|
|       BY       |   7   |   SOLE DISPOSITIVE POWER                                           |
|      EACH      |       |   -0-                                                              |
|    REPORTING   +-------+--------------------------------------------------------------------|
|                |   8   |   SHARED DISPOSITIVE POWER                                         |
|     PERSON     |       |   2,517,944                                                        |
|      WITH      |       |                                                                    |
|----------------+----------------------------------------------------------------------------|
|                |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              |
|       9        |                                                                            |
|                |  2,517,944                                                                 |
|----------------+----------------------------------------------------------------------------|
|                |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    . |
|      10        |                                                                            |
|----------------+----------------------------------------------------------------------------|
|                |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                         |
|      11        |                                                                            |
|                |  19.4%                                                                     |
|----------------+----------------------------------------------------------------------------|
|                |  TYPE OF REPORTING PERSON                                                  |
|      12        |                                                                            |
|                |  IN                                                                        |
-----------------+-----------------------------------------------------------------------------

ITEM 1.      ISSUER'S NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
-------      ---------------------------------------------------------
             (a)   Cooper & Chyan Technology, Inc.
             (b)   1601 South De Anza Boulevard, Suite 255, Cupertino, CA  95014

ITEM 2.      INFORMATION CONCERNING PERSON FILING:
-------      -------------------------------------

Regarding David Chyan:                  Regarding Janet Chyan
----------------------                  ---------------------
(a)  David Chyan                        (a)  Janet Chyan
(b)  1601 South De Anza Boulevard       (b)  1601 South De Anza Boulevard
     Suite 255                               Suite 255
     Cupertino, CA  95014                    Cupertino, CA  95014
(c)  U.S.A.                             (c)  U.S.A.
(d)  Common Stock                       (d)  Common Stock
(e)  216624 10 6                        (e)  216624 10 6

ITEM 3.      STATUS OF PERSON FILING:  Not applicable.
------       ----------------------------------------

ITEM 4.      OWNERSHIP:
------       ---------

     (a) 2,517,944. David Chyan holds of record 437,691 shares of the Issuer's Common Stock. Janet Chyan holds of record 80,253 shares of the Issuer's Common Stock. David Chyan and Janet Chyan are husband and wife and live in a community property state. In connection with the merger ("Merger") of the Issuer with Cadence Design Systems,
                          ------
             Inc. ("Cadence") pursuant to an Agreement and Plan of Merger and
                    -------
             Reorganization ("Reorganization Agreement") dated as of October 28,
                              ------------------------
             1996, Mr. Chyan entered into a voting agreement with Cadence on October 28, 1996 whereby Mr. Chyan agreed to deliver to Cadence an irrevocable proxy to vote the shares of the Issuer's Common Stock owned by Mr. Chyan in favor of the Merger. Also in connection with the Merger, on November 2, 1996 Mr. Chyan entered into an option agreement with Cadence granting to Cadence an irrevocable option to purchase any or all of the Issuer's Common Stock beneficially by Mr. Chyan in the event the Reorganization Agreement is validly terminated under certain conditions.

     (b)     19.4%.
     (c)     (i)   Sole power to vote or to direct vote:  -0-
             (ii)  Shared power to vote or to direct vote:  2,517,944
             (iii) Sole power to dispose or to direct the disposition:  -0-
             (iv)  Shared power to dispose or to direct the disposition:
                   2,517,944

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Not applicable.
------       --------------------------------------------

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
------       ---------------------------------------------------------------
             See response to Item 4(a) above.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
------       ------------------------------------------------------------------
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
             ------------------------------------------------------------
             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
------       ---------------------------------------------------------
             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP: Not applicable.
------       ------------------------------

ITEM 10.     CERTIFICATION:  Not applicable.
-------      -------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1996


                              By: /s/ David Chyan
                                  -------------------------
                                  David Chyan


                              By: /s/ Janet Chyan
                                  ------------------------
                                  Janet Chyan

                                  Page 6 of 6